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William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

November 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov

Re:	Golub Capital Investment Corporation
Amendment No. 1 to Registration Statement on Form 10
File Number: 000-55696

Ladies and Gentlemen:

Golub Capital Investment Corporation, a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10 (Registration No. 000-55696) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a phone call on November 8, 2016 between Asen Parachkevov and Sheila Stout of the Staff and William Tuttle and Matthew Carter of Dechert LLP, outside counsel to the Fund, relating to Amendment No. 1 to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

Legal Comments

1.	We note your response to comment 5 in our letter dated October 14, 2016. Please confirm that the Fund determines NAV within 48 hours prior to selling shares of its common stock.

Response:

In connection with each sale of shares of common stock, the Fund makes a determination that the Fund is not selling shares of its common stock at a price below the then current NAV of its common stock at the time at which the sale is made or otherwise in violation of the 1940 Act. GC Advisors will consider the following factors, among others, in making such determination:

Asen Parachkevov November 29, 2016 Page 2

•	the NAV of the Fund’s common stock disclosed in the most recent periodic report filed by the Fund with the SEC;

•	its assessment of whether any change in the NAV of the Fund’s common stock has occurred (including through the realization of gains on the sale of portfolio securities) during the period beginning on the date of the most recently disclosed NAV of the Fund’s common stock and ending two days prior to the date of the sale; and

•	the magnitude of the difference between the sales price of the shares of common stock and management’s assessment of any change in the NAV of the Fund’s common stock during the period discussed above.

2.	We note your response to comment 6 in our letter dated October 14, 2016. Please eliminate the Subordinated Liquidation Incentive Fee or confirm supplementally that each investor in the Fund is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act.

Response:

The Fund respectfully submits that it is not aware of any formal rule or other written SEC guidance that would require elimination of the Subordination Liquidation Incentive Fee. In supplement to the prior response, the Fund further notes that one of the purposes of the Small Business Investment Incentive Act of 1980, as amended (the “Incentive Act”), was to foster capital raising and to “remove burdens on venture capital activities that might create unnecessary disincentives to the legitimate provision of capital to small businesses.” See House Report No. 1341, 96th Cong., 2d Sess., 21-22 (1980). We believe that the Congressional intent behind the amendment to Section 205 of the Advisers Act as part of the Incentive Act to permit business development companies to charge capital gains-based incentive fees was to permit registered investment advisers to receive a portion of net realized gains, net of realized and unrealized losses, consistent with traditional practice in the private fund industry (thereby eliminating historic disincentives to managers forming funds similar to business development companies). The Fund respectfully submits that traditional private fund industry practice would permit the investment adviser or general partner to a private fund to receive a capital gains-based incentive allocation in the context of a merger of the fund with another fund and/or the wind-down of the fund. Moreover, the recognition of gains in the portfolio at the time of a liquidity event is substantially the same as a realized gain on the sale of a portfolio asset from the stockholders’ perspective, in that they will realize gains on the increase in value of the portfolio at that time through the consideration paid for their shares of stock in the BDC and, if GC Advisors is not paid at the time of such a liquidity event, it will never receive the capital gains-based incentive compensation which it negotiated with the Fund. Accordingly, the Fund respectfully submits that the Subordinated Liquidation Incentive Fee is consistent with Congressional intent behind the adoption of the Incentive Act and any requirement to eliminate the Subordinated Liquidation Fee would create, rather than eliminate, disincentives to the provision of capital to small businesses.

Asen Parachkevov November 29, 2016 Page 3

3.	Please provide an example that illustrates the calculations for purchase of shares of common stock at a subsequent closing. You may simplify the example by assuming that only one stockholder made a commitment and purchased shares at the initial closing and one subsequent drawdown date.

Response:

The Fund has provided in Amendment No. 2 an example that illustrates the calculations for purchase of shares of common stock at a subsequent closing in an amendment to the Registration Statement.

4.	Please confirm that the Fund will not accept new subscriptions until such time as it has filed an amendment to the Registration Statement including an audit report for the financial statements as of and for the years ended September 30, 2016 and September 30, 2015.

Response:

The Fund hereby confirms that it did not accept new subscriptions from the initial filing of the Registration Statement until the filing of Amendment No. 2 (which amendment includes an audit report for the financial statements as of and for the years ended September 30, 2016 and September 30, 2015).

Accounting Comments

5.	We note your response to comment 17 in our letter dated October 14, 2016. Please confirm that both organization and offering costs are recognized as a deferred charge and amortized to expense over 36 months on a straight-line basis and provide further details on the Fund’s rationale for the use of a 36 month period (i.e., whether it correlates to the expected offering period). Please ensure that the Fund’s disclosure consistently reflects that the waiver by GC Advisors of certain costs in excess of $700,000 covers both organization and offering expenses and note that the waived amounts are not subject to recoupment.

Response:

The Fund confirms that both organization and offering costs are recognized as a deferred charge and are amortized over 36 months on a straight-line basis. The Fund’s rationale for selecting 36 months is that this time period approximated the Fund’s expected fundraising time period, and as such, all investors would bear some portion of the offering costs. This time period was also consistent with the estimated timing of a liquidity event which the private placement memorandum for the Fund disclosed was intended to be sought be within three to four years of the initial closing.

Asen Parachkevov November 29, 2016 Page 4

The Fund has reviewed the disclosure in Amendment No. 2 to ensure that it consistently reflects that the waiver by GC Advisors of certain costs in excess of $700,000 covers both organization and offering expenses and notes that the waived amounts are not subject to recoupment.

6.	We note your response to comment 27 in our letter dated October 14, 2016. Please display the ratio of total expenses to average net assets and the ratio of net investment income to average net assets with equal or greater prominence than the other disclosed ratios.

Response:

As requested, the Fund has displayed in Amendment No. 2 the ratio of total expenses to average net assets and the ratio of net investment income to average net assets with equal or greater prominence than the other disclosed ratios.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David B. Golub, Golub Capital Investment Corporation

Ross A. Teune, Golub Capital Investment Corporation

Joshua M. Levinson, Golub Capital Investment Corporation

Thomas J. Friedmann, Dechert LLP